Filed by Managers Trust I

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-6

under the Securities Exchange Act of 1934, as amended

Subject Company: Brandywine Blue Fund, Inc.

SEC File No. 333-189294

Brandywine Blue Fund

Dear Stockholder:

We recently sent you proxy materials regarding the Special Meeting of Stockholders scheduled to be held on September 23, 2013 (the “Meeting”). Our records indicate that we have not received your vote on the important proposal affecting your Fund. If you have already voted, we thank you for your vote. If you have not already voted, we urge you to vote as soon as possible so we can obtain a sufficient number of votes to hold the Meeting.

Please Vote Today!

After careful review, the Fund’s Board recommends that stockholders vote “FOR” the proposal as detailed in your Proxy Statement. If you haven’t received or cannot find the proxy materials, a copy of the materials is available by calling the toll free number shown below.

1-866-210-7998

You may not think your vote is important, but your participation is critical to hold the Meeting. Your vote will be greatly appreciated.

Your vote is Important!

Please vote now to be sure your vote is received in time for the Fund’s

September 23, 2013 Special Meeting of Stockholders.

Voting takes only a few minutes. Thank you for your participation in this important matter.

The Fund has made it very easy for you to vote. Choose one of the following methods:
•	Speak to a proxy specialist by calling the number above. We can answer your questions and record your vote. (Open: M-F 8am-10pm, Sat 11am-6pm ET)
•	Log on to the website noted on the enclosed proxy card and enter your control number printed on the card. Vote by following the on-screen prompts.
•	Call the phone number on the enclosed proxy card and enter the control number printed on the card. Follow the touchtone prompts.
•	Mail Please complete, date and sign the enclosed proxy card and mail it in the enclosed, postage-paid envelope.